Amendment to 102,258 Preferred E shares
owned by Anthony Kirincic

(Original term sheet dated June 1, 2013)

Upon further discussions between Millennium Healthcare's Board of Directors and Anthony Kirincic (Investor) and based on mutual agreement by all parties, the following terms and conditions will be modified and/or amended for the 102,258 Preferred E shares currently registered to:

IRA Trust Services Co. F/B/O Anthony Kirincic

presented to Company Counsel on July 25th, 2014 (represented by Certificate #0007) from IRA Trust Services Co as custodian.

Amended Dividend: Beginning with the quarter ending September 30, 2014, a $1.00 per Preferred E share quarterly cash dividend payment will be due without penalty by October 30, 2014. Dividend payments are due on the 1st of Jan, Apr, Jul & Oct of each year until conversion or maturity and payable without penalty for 30 calendar days.

In the event of non-payment (after 30 days from original due date), the Company will owe an additional dividend penalty of $0.50 per share in additional to original $1.00 per share payment due. The Company will have an additional cure period to pay original dividend and penalty dividend for 30 calendar days from penalty date (cure date deadline). If payment is not made by cure date deadline, all Preferred E shares will be eligible for immediate conversion and Company will be responsible for any and all legal expenses incurred by investor related to this default after the cure period deadline.

> *Note:*
>
> *Any Preferred Shares converted to common between any calendar quarter will be due the pro-rata dividend payment based on the date the common shares have been delivered. For Example, assuming a 90 day quarter, any share conversion taking place 45 days into that quarter would be due 45/90=50% of quarterly payment. These dividend payments would carry the same payment schedule of being due 30 days from the conversion date, penalty dividend after 30 days from conversion date (cure period) and in default 30 days after penalty dividend date.*

Amended Conversion Dates: Each Preferred E share will be eligible for conversion at holder's sole discretion and investor is the owner of 102,258 Preferred E shares. The amended conversion dates are based on the following schedule and new certificates will be issued for each conversion tranche and the dates of conversion eligibility will be printed on each separate certificate:

-12,500 shares convertible after December 1, 2014
-12,500 shares convertible after January 1, 2015
-15,000 shares convertible after February 1, 2015
-15,000 shares convertible after March 1, 2015



Initial: _____ Dominick Sartorio   Initial: _____ Anthony Kirincic







-15,000 shares convertible after April 1, 2015
-15,000 shares convertible after May 1, 2015
-17,258 shares convertible after June 1, 2015

Company will effectuate the necessary corporate actions to authorize Continental Stock Transfer & Trust Co. to carry out said actions within 5 business days of shareholder request and escrow all necessary paperwork to effectuate transaction and acknowledgement with accepting qualified outside counsel opinion and deliver shares within 5 business days of conversion. Any delay within the Company's control after 5 days will create a default conversion penalty equal to 30% additional shares required to be issued and will make any remaining unconverted Preferred E shares immediately convertible. Company will be responsible for any and all legal expenses related to this conversion default within its control after 10 days from original conversion request date.

All shares become immediately eligible for conversion upon Millennium Healthcare's up-listing to the NASDAQ or AMEX.

Piggy-back Registration Rights remain in effect at company's sole expense on any registration statement and Company must inform investor in writing 10 days prior to any filing.

Upon execution and delivery of shares, Anthony Kirincic will withdraw his conversion request for 102,258 shares from July 25th, 2014 and hold the Company harmless for previous non-conversion. The Company will supply a copy of Board Approval and Resolutions required to document this transaction.

All other terms and conditions remain.

Agreed on October 23, 2014 by:

CEO/Director

Dominick Sartorio
CEO/Director-MHCC

-Trustee

Anthony Kirincic-Trustee
IRA Trust Co. Services F/B/O Anthony Kirincic

Initial: ____ Dominick Sartorio   Initial: ____ Anthony Kirincic